At October 31 2005 the Fund had outstanding rights to purchase shares of common stock which had been issued pursuant to a rights agreement adopted by the Board. By their terms the rights expired on December 23 2005. These rights would have become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (collectively an Acquiring Person) had acquired beneficial ownership of common stock above a certain threshold the Acquiring Person would not have been able to exercise all of its rights. On December 21 2005 the Board adopted new rights agreements under which all shareholders of record received rights to purchase shares of common stock. These rights will become exercisable 10 days following a public announcement that an Acquiring Person has acquired beneficial ownership of common stock above a certain threshold the Acquiring Person will not be able to exercise all of its rights. The currently outstanding rights will expire on April 20 2006.

This description of the rights does not purport to be complete and is qualified in its entirety by reference to the Forms 8A filed on September 2 2005 and December 22 2005 which are hereby incorporated by reference.